Toronto-Dominion Bank (CIK 0000947263)
Applicable arrangements: 13A
Due to space limitations within the EDGAR application, we were not able to include brief descriptions of the arrangements. Please see below for those descriptions.

Firm or Organization Name: Iron Mountain Information Management, LLC

SEC, CRD, NFA, IARD, UIC or CIK number, if any : N/A

Business Address: One Federal Street, Boston, MA. 02110

Effective date: 30TH November 2018

Termination date, if applicable : Auto renewal after 84 months

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A): Global MSA with all regions global signing a 1 pager Adoption agreement - Document Storage Services.

Firm or Organization: Name: Financial Tracking LLC

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address – 1111 East Putnam Ave, Riverside CT 06838

Effective date – 4/25/2013

Termination date, if applicable – Auto renewal with 60 days written notice

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); MSA and Adoption Agreement - FTT is being used to automate the trade request and approval process and to allow for a more robust monitoring program and to complete annual and quarterly attestations.

Firm or Organization Name: Hewlett Packard Enterprise Canada Co.

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address - 5150 Spectrum Way Suite 400, Mississauga, Ontario, Canada L4W 5G2

Effective date – 10/25/2018

Termination date, if applicable – 10/24/2023

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A);MSA Aruba Service – Telecommunications/networking services

Firm or Organization Name – Microsoft Corporation

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address – One Microsoft Way, Redmond, WA 98052, United States

Effective date – 9/19/2018

Termination date, if applicable – 3/31/2026

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A);
Microsoft Azure - Cloud and Server Enrollment
Microsoft Dynamic 365 software suite of products
Microsoft O365 Office - software suite of products
Microsoft SQL Server License Subscription

Firm or Organization Name - IBM Canada Ltd

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address – 3600 Steeles Ave E, Markham, ON L3R 9Z7

Effective date – 09/30/2018

Termination date, if applicable – 10/31/2026

Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) - IBM Filenet software is a content management solution/ documents management for Business Automation. Filenet is IBM software that falls under TD Sapphire Enterprise License Agreement and is hosted on-prem/internally.

Toronto-Dominion Bank (CIK 0000947263)

Applicable arrangements: 13B

Due to space limitations within the EDGAR application, we were not able to include brief descriptions of the arrangements. Please see below for those descriptions.

Firm or Organization Name – Bank of NY Mellon

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address – 95 Christopher Columbus Drive Jersey City, NJ 07302

Effective date – 3/14/2018

Termination date, if applicable – Perpetual Agreement
Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) – Initial Margin Segregation Service Agreement.

Firm or Organization Name – J.P. Morgan Securities LTD.

SEC, CRD, NFA, IARD, UIC or CIK number, if any – N/A

Business Address – 125 London Wall, London UK EC2Y5AJ

Effective date – 1/31/2008

Termination date, if applicable – Perpetual Agreement
Briefly describe the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) – Futures Clearing Agreement

Firm or Organization Name – National Futures Association

SEC, CRD, NFA, IARD, UIC or CIK number, if any – NFA ID 445815

Business Address – 1 New York Plaza Suite 4300, New York, NY 10004

Effective date – 12/19/2012

Termination date, if applicable – Perpetual Agreement
Briefly describe the natureof the execution, trading, custody, clearing or settlement arrangement (ITEM 13B) – Registered as a swap dealer